Execution copy

Exhibit (d17)

AMENDMENT

to

MONEY MANAGER AGREEMENT

THIS AMENDMENT is entered into as of December 14, 2020, between Strategy Capital LLC and its affiliates (the “Manager”) and TIFF Investment Program (“TIP”) for its TIFF Multi-Asset Fund (the “Fund”).

RECITALS

WHEREAS, the Manager and the Fund are parties to that certain Money Manager Agreement dated as of January 1, 2019 (the “Agreement”) pursuant to which the Manager serves as an investment adviser to the Fund; and

WHEREAS, pursuant to Section 11 of the Agreement, the parties hereto desire to amend and restate Schedule I to the Agreement to clarify the fee schedule; and

WHEREAS, the Manager represents that there will be no change in (a) the nature, quality or extent of services to be provided by the Manager; (b) the investment advisory or other services provided to the Fund; or (c) the personnel providing such services as a result of this amendment.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.	Amendment.

(a)	Schedule I to the Agreement is hereby deleted in its entirety and replaced with the Amended and Restated Schedule I attached hereto.

2.	Miscellaneous.

(a)	This Amendment shall be effective as of December 14, 2020.

(b)	Except as amended hereby, the Agreement shall remain in full force and effect.

(c)	All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

(d)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

*   *   *

Execution copy

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

On behalf of Fund by		STRATEGY CAPITAL LLC
TIFF INVESTMENT PROGRAM

By:	/s/ Robert J. Zion	By:	/s/ Hamilton Helmer

Name:	Robert J. Zion	Name:	Hamilton Helmer

Title:	COO	Title:	Managing Member

Execution copy

Amended and Restated
Schedule I

to the

Money Manager Agreement (the “Agreement”)

Dated as of January 1, 2019

between

Strategy Capital LLC (the “Manager”) and

TIFF Investment Program for its TIFF Multi-Asset Fund (the “Fund”)

Fee Calculation

Compensation

As compensation for the services performed and the facilities and personnel provided by the Manager for the Fund pursuant to this Agreement, the Fund will pay to the Manager (i) an asset based fee (the “Investment Management Fee”) plus (ii) a performance based fee (the “Performance Fee”), each as described below.

Certain Defined Terms

Benchmark: S&P 500 Total Return Index, Net Dividends Reinvested ticker: ^SPXTR

Calculation Period means the period commencing as of the inception of the Account (or, alternatively, as agreed to between the Fund and the Manager), and thereafter each period commencing as of the day following the last day of the preceding Calculation Period, and ending as of the close of business on the first to occur of the following after the relevant commencement date:

(1)	December 31;

(2)	the withdrawal of all or a portion of the Managed Assets (but only with respect to the portion withdrawn); or

(3)	termination of this Agreement.

For the avoidance of doubt, withdrawals made to pay the Investment Management and Performance Fees will not constitute the end of a Calculation Period.

Excess Return, for any Calculation Period, means an amount equal to the net return of the Managed Assets during such Calculation Period (with appropriate adjustments to reflect any additional contributions to, or withdrawals of, the Managed Assets; but before any accrual for the Performance Fee for that Calculation Period) minus the Hurdle for the same Calculation Period. The Excess Return cannot be less than zero.

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Hurdle, for any Calculation Period, means an amount equal to Initial Amount, as of the first day of such Calculation Period (with appropriate time weighted adjustments to reflect any additional contributions to, or withdrawals of, the Managed Assets) multiplied by the change (expressed as a percentage) in the Benchmark for the full length of such Calculation Period.

Initial Amount, for any Calculation Period, means the net asset value of the Managed Assets as of the first day of such Calculation Period.

Management Fee Rate is a blended rate calculated with reference to the Total Manager Assets as set forth in the table below. The calculation for each increment shall be summed, and the summation divided by Total Manager Assets to determine an effective fee rate, which shall be the Management Fee Rate.

($ millions)
Total Manager Assets Increment	Total Manager Assets (Min)		Total Manager Assets (Max)			Fee Rate (per annum) on Asset Increment
$100.0		$0.0	<$	100.0		0.75%
$100.0	>$	100.0	<$	200.0		0.20%
$100.0	>$	200.0	<$	300.0		0.20%
$100.0	>$	300.0	<$	400.0		0.20%
$1,600.0	>$	400.0	<$	2,000.0		0.15%
$500.0	>$	2,000.0	<$	2,500.0		0.10%
$500.0	>$	2,500.0	<$	3,000.0	*	0.10%

*Total Manager Assets greater than $3 billion shall also have a Management Fee Rate of 0.10%.

Performance Fee Rate means the percentage calculated with reference to the Average Manager Assets as set forth in the table below.

Average Manager Assets	Performance Fee Rate
Less than or equal to $100 million	10%
More than $100 million and less than or equal to $200 million	15%
More than $200 million and less than or equal to $2 billion	20%
More than $2 billion and less than or equal to $2.5 billion	15%
More than $2.5 billion	10%

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Total Manager Assets means, as of any specified date, the total assets under management of the Manager and its affiliates, excluding assets of funds advised by TIFF Advisory Services, Inc., or its affiliates, and excluding the assets of all Manager Parties.

Average Manager Assets means, for any Calculation Period, (a) Total Manager Assets as of the beginning of the Calculation period, plus Total Manager Assets as of the end of the last day of the Calculation Period (b) divided by two.

Manager Party means (i) the Manager, (ii) each of the Manager’s affiliates, (iii) each present or former owner, equity holder, officer, director or employee of the Manager or any of the Manager’s affiliates (each, a “Manager Insider”), (iv) each member of the family of any Manager Insider, (v) each fund or account managed by any of the foregoing persons described in clause (iii) or (iv) for the principal use or benefit of any of the foregoing persons described in clause (iii) or (iv), or (vi) a trust or other entity established for the benefit of any Manager Insider or any member of the family of any Manager Insider.

Underperformance Carryforward Amount shall have an initial value of zero and shall be adjusted as follows:

(1)	as of the close of each Calculation Period, the value of the Underperformance Carryforward Amount shall be increased or decreased (but not below zero) by adding the amount (positive or negative) equal to (a) the Hurdle for such Calculation Period minus (b) the net return of the Managed Assets for such Calculation Period; and

(2)	if as of any Calculation Period end at which there is a positive Underperformance Carryforward Amount, the Managed Assets are reduced by a partial withdrawal, then the Underperformance Carryforward Amount as of the beginning of the next Calculation Period will be equal to (a) such prior Calculation Period ending amount minus (b) the amount determined by multiplying such prior Calculation Period ending amount by a fraction of which (x) the numerator is equal to the amount so withdrawn, and (y) the denominator is equal to the net asset value of the Managed Assets immediately before giving effect to the withdrawal.

Investment Management Fee: The Fund will pay the Manager an asset based fee at the Management Fee Rate, calculated monthly as of the last day of the calendar month based on the average daily net assets of the Managed Assets completed as described in the Fund’s Registration Statement, for the month to which the fee relates. The Investment Management Fee will be paid no later than the last day of the month immediately following the end of the month to which the fee relates and will be prorated for any period that is less than a full calendar month. The Investment Management Fee will be paid from the Managed Assets.

Calculation and Payment of Performance Fee: For each Calculation Period, the Fund will pay the Manager a Performance Fee equal to (1) the Performance Fee Rate applicable to that Calculation Period multiplied by (2) an amount equal to the greater of (a) the Excess Return, if any, for the Calculation Period minus the Underperformance Carryforward Amount as of the end of that Calculation Period or (b) zero. Performance Fees will be payable in arrears in the month that follows the last calendar month of the Calculation Period. Performance Fees will be paid from the Managed Assets.